UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Av. Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras begins binding phase of E&P assets in the Gulf of Mexico

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Rio de Janeiro, April 18, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 02/16/22, informs that today it started the binding phase regarding the sale of the entire 20% stake held by its subsidiary Petrobras America Inc. (PAI) in the company MP Gulf of Mexico, LLC. (MPGoM), located in Texas, USA, which owns offshore fields in the Gulf of Mexico.

Potential buyers qualified for this phase will receive a process letter with detailed instructions on the divestment process, including guidelines for due diligence and the submission of binding proposals.

This disclosure is in accordance with Petrobras' internal rules and guidelines for divestments.

This operation is in line with the company's portfolio management strategy and capital allocation improvement, aiming at value maximization and higher return to society.

About MPGoM

It is a Joint Venture Company with an 80% stake from Murphy Exploration & Production Company and 20% from PAI, created in October 2018, with the contribution of certain oil and natural gas assets in production, located in the Gulf of Mexico, of both companies.

MPGoM holds participation as operator or non-operator in 14 offshore fields in the Gulf of Mexico. Petrobras' share of the fields' production in 2021 was 10,4 thousand bpd of oil equivalent.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer